March 6, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Form 10-K
Filed February 28, 2011
File No. 0-00981

Dear Ms. Thompson:

This letter is in response to your letter dated December 16, 2011. Your letter provides a comment regarding certain disclosures contained in Publix Super Markets, Inc.’s (the Company) 2010 Form 10-K. This letter is intended as a response to your comment.

Form 10-K for the Fiscal Year Ended December 25, 2010

1.	We have reviewed the additional information provided to us in your response. We have also reviewed the disclosures in your June 25, 2011 and September 24, 2011 Forms 10-Q. We do not agree with your conclusion that presenting the ESOP related shares outside of permanent equity should be treated as a reclassification instead of a restatement. As previously requested in comment 1 in our letter dated August 16, 2011, please amend your December 25, 2010 Form 10-K and subsequent Forms 10-Q to restate your financial statements for this matter. Additionally, please consider the guidance in Item 4.02 of Form 8-K.

On February 16, 2012, the Company and its auditors, KPMG, had a conference call with the Staff of the Office of the Chief Accountant and the Division of Corporation Finance regarding this matter. In this call, the Staff confirmed that it would not object to the Company not restating its financial statements for the error related to the recording of its ESOP related shares as permanent equity rather than temporary equity.

The Staff also confirmed the following disclosure requirements related to this matter in its 2011 Form 10-K:

a)	The Company will characterize this change to temporary equity from permanent equity as the correction of an error without referencing the error as being immaterial.

b)	All prior year amounts in the Form 10-K will be recast to reflect the corrected temporary equity.

c)	In Item 7, Management’s Discussion and Analysis, Net Cash used in Financing Activities, the Company will include in the Form 10-K the language included in its Form 10-Q for the third quarter of 2011 indicating that the Company is required to repurchase certain shares distributed from the ESOP.

The Company incorporated all of these disclosure requirements in its 2011 Form 10-K.

We hope this letter resolves your comments on the Company’s 2010 Form 10-K. The Company appreciates the SEC’s review of this matter. If you have any questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips
David P. Phillips

Chief Financial Officer and Treasurer

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